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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                               Telebit Corporation
                               -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                   00087926F1
                                 --------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer:  Telebit Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:
           One Executive Drive, Chelmsford, Massachusetts  01824.

Item 2(a). Names of Persons Filing:  Frank A. Bonsal, Jr.

Item 2(b). Address of Principal Business Office or, if None, Residence: The
           address of the principal business office of Mr. Bonsal is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202.

Item 5.    Ownership of Five Percent or Less of a Class.

           Mr. Bonsal has ceased to own beneficially more than 5% of the outstanding Common Stock of Telebit Corporation

All other items reported on the Schedule 13G dated as of February 10, 1995 and filed on behalf of Mr. Bonsal and others with respect to the Common Stock of Telebit Corporation remain unchanged.



                               Page 2 of 3 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 10, 1998




                *
---------------------------------
Frank A. Bonsal, Jr.




                                 *By: /s/ Nancy L. Dorman
                                          ----------------------------------
                                          Nancy L. Dorman, in her individual
                                          capacity and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.






                               Page 3 of 3 Pages